UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: May 3, 2017

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Gabriel (Mac) McDonald
Date: May 3, 2017	Gabriel (Mac) McDonald
VP, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Interim Consolidated Financial Statements at March 31, 2017
99.2	Management’s Discussion and Analysis for the three and nine months ended March 31, 2017
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings – CFO
99.5	Press Release dated May 2, 2017